UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXHIBITS

Exhibit Number	Description

99(a)	Corrections to English Translation of “Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2020” furnished on Form 6-K on June 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director,
Deputy Head of Corporate Administration Division

Exhibit 99(a)

Corrections to English Translation of “Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2020”

furnished on Form 6-K on June 29, 2020

Mitsubishi UFJ Financial Group, Inc. (the “Company”) furnished a current report on Form 6-K with the U.S. Securities and Exchange Commission on June 29, 2020, providing an English translation of certain additional Japanese GAAP financial information for the fiscal year ended March 31, 2020, publicly filed in Japan.

The Company is furnishing the information below to correct typographical errors with respect to certain figures that were contained in the English translation as described below. The original Japanese language financial information did not contain such typographical errors.

9.	Financial Instruments (page 42)

II. Matters concerning fair value of financial instruments and breakdown by input level (page 46)

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

In the table for the fiscal year ended March 31, 2019 appearing on page 46, the amount of “Credit-related derivatives” should be ¥22,387 million, and not ¥23,387 million.

In addition, in Note (*1) to the table for the fiscal year ended March 31, 2020 appearing on page 47, the amount of monetary claims bought consisting of securitized products accounted for in the same manner as available-for-sale securities should be ¥1,599,000 million, and not ¥1,590,000 million.